UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

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Other Information

Graphex Group Limited (OTC Expert Market) | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and American Depository Shares (“ADSs”) that are traded on the OTC Expert Market. Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we published an announcement (“Announcement”) that provided the results of the extraordinary general meeting (“EGM”) of the shareholders of the Company that was held on 20 March, 2026. A notice of the EGM (the “EGM Notice”) and the matters to be considered and voted on by the shareholders of the Company at the EGM was previously reported in the Company’s Report on Form 6-K filed on February 2, 2026, which is incorporated into this Report by reference. Unless the context otherwise requires, capitalized terms used in this Announcement shall have the same meanings as those defined in such February 2, 2026 Report on Form 6-K.

The poll results in respect of the Resolution proposed at the EGM were as follows:

ORDINARY RESOLUTION	Number of Votes (Approximate %)
	For	Against
To approve, confirm and ratify the Agreement dated 1 December 2025 and the transactions contemplated thereunder as set out in the Notice of EGM, and, to grant the Proposed Mandate to the Board for a period of 18 months commencing from the date of passing of this resolution to enter into the Definitive Agreement with the Purchaser for the Possible Disposal and complete the Possible Disposal based on the Principal Terms in the event the Agreement became unconditional and the Purchaser elected to exercise the Option.	240,347,027 100.00%	0 0.00%

The full text of the resolution was provided in the EGM Notice. As more than 50% of the votes were cast in favor of the resolution proposed at the EGM, such resolution was duly passed as an ordinary resolution of the Company.

The information provided in this Report described above is not complete and subject to the terms and provisions set forth in the Announcement (and the description herein are qualified in their entirety by reference to the Announcement). The information in this Report is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Graphex Group Limited, including but not limited to its American Depositary Shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: March 23, 2026

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Poll Results of the Extraordinary General Meeting Held on 20 March 2026

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